UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

GRAN TIERRA ENERGY INC.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

5.00% Convertible Senior Notes due 2021

(Title of Class of Securities)

38500T AA9

(CUSIP Number of Class of Securities)

Gary S. Guidry
President and Chief Executive Officer
Suite 900, 520 – 3rd Avenue SW
Calgary, Alberta, Canada, T2P 0R3
(403) 265-3221

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Hillary H. Holmes
Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, TX 77002
Tel: (346) 718-6600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$123,625,000	$14,983.35

*	Calculated solely for the purposes of determining the filing fee based upon a transaction value of $115,000,000. The purchase price of the 5.00% Convertible Senior Notes due 2021, as described herein is $1,075 per $1,000 principal amount outstanding. The Company is seeking to purchase from the holders all of the issued and outstanding Convertible Notes resulting in an aggregate maximum purchase price of $123,625,000.
**	The amount of the filing fee equals $121.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form of Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	issuer tender offer subject to Rule 13e-4 (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Gran Tierra Energy Inc., a Delaware corporation (the “Company”), to purchase from the holders of 5.00% Convertible Senior Notes due 2021 (the “Convertible Notes”) issued under and pursuant to the provisions of the trust indenture dated April 6, 2016, between the Company and U.S. Bank National Association, all of the issued and outstanding Convertible Notes (being $115,000,000 aggregate principal amount), at the purchase price of $1,075 in cash (subject to applicable withholding taxes, if any) per $1,000 principal amount of Convertible Notes, plus all accrued and unpaid interest outstanding on such Convertible Notes up to, but excluding, the date on which such Convertible Notes are taken up by the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Issuer Bid Circular, each dated June 5, 2019 (collectively, as they may be amended and supplemented from time to time, the “Offer and Circular”) and the related Letter of Transmittal (as it may be amended and supplemented from time to time), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will commence on June 6, 2019 and expire at 2:00 p.m. (Calgary time) on July 12, 2019, unless withdrawn or extended or varied by the Company.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer and Circular is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer and Circular.

Item 1.	Summary Term Sheet.

The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Summary”

Item 2.	Subject Company Information.

(a)	The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular—Gran Tierra Energy Inc.”

(b)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase—The Offer”

“Issuer Bid Circular—Authorized Share Capital”

(c)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Issuer Bid Circular—Authorized Share Capital”

“Issuer Bid Circular—Price Range of Convertible Notes”

Item 3.	Identity and Background of Filing Person.

(a)	This is an issuer tender offer wherein the Company is the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. As required by General Instruction C to Schedule TO, the information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Convertible Notes”

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Item 4.	Terms of the Transaction.

(a)(1)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Summary”

“Offer to Purchase—The Offer”

“Offer to Purchase—Manner and Time of Acceptance”

“Offer to Purchase—Procedure for Depositing Convertible Notes”

“Offer to Purchase—Withdrawal Rights”

“Offer to Purchase—Conditions to the Offer”

“Offer to Purchase—Extension and Variation of the Offer”

“Offer to Purchase—Taking Up and Payment for Deposited Convertible Notes”

“Offer to Purchase—Treatment of Convertible Notes Not Deposited Under the Offer”

“Offer to Purchase—Other Terms”

“Issuer Bid Circular—Acceptance for Payment and Payment for the Convertible Notes”

“Issuer Bid Circular—Certain United States Federal Income Tax Considerations”

(a)(2)	Not applicable.

(b)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Convertible Notes”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Summary”

“Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Convertible Notes”

The Company has entered into the following plans and agreements in connection with the Convertible Notes:

Indenture related to the Convertible Notes, dated as of April 6, 2016, between the Company and U.S. Bank National Association, filed as Exhibit (d)(1) to this Schedule TO.

Agreement between the Company and Arceus Partnership, dated as of June 3, 2019, to tender an aggregate of approximately $4,013,000 principal amount of Convertible Notes pursuant to the Offer, filed as Exhibit (d)(2) to this Schedule TO.

Agreement between the Company and Citadel Equity Fund Ltd., dated as of June 4, 2019, to tender an aggregate of approximately $15,000,000 principal amount of Convertible Notes pursuant to the Offer, filed as Exhibit (d)(3) to this Schedule TO.

Agreement between the Company and Crown Managed Accounts SPC (acting for and on behalf of Crown/Polar Segregated Portfolio), dated as of June 4, 2019, to tender an aggregate of approximately $899,000 principal amount of Convertible Notes pursuant to the Offer, filed as Exhibit (d)(4) to this Schedule TO.

Agreement between the Company and MMCAP International Inc. SPC, dated as of June 4, 2019, to tender an aggregate of approximately $6,350,000 principal amount of Convertible Notes pursuant to the Offer, filed as Exhibit (d)(5) to this Schedule TO.

Agreement between the Company and Polar Multi-Strategy Master Fund, dated as of June 4, 2019, to tender an aggregate of approximately $14,101,000 principal amount of Convertible Notes pursuant to the Offer, filed as Exhibit (d)(6) to this Schedule TO.

Agreement between the Company and Scotia Capital (USA) Inc., dated as of June 4, 2019, to tender an aggregate of approximately $2,035,000 principal amount of Convertible Notes pursuant to the Offer, filed as Exhibit (d)(7) to this Schedule TO.

Agreement between the Company and Verition Canada Master Fund Ltd., dated as of June 3, 2019, to tender an aggregate of approximately $18,837,000 principal amount of Convertible Notes pursuant to the Offer, filed as Exhibit (d)(8) to this Schedule TO.

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The Company has entered into the following plans and agreements with respect to its other securities:

Details of the Goldstrike Special Voting Share, filed as Exhibit (d)(9) to this Schedule TO.

Goldstrike Exchangeable Share Provisions, filed as Exhibit (d)(10) to this Schedule TO.

Provisions Attaching to the GTE–Solana Exchangeable Shares, filed as Exhibit (d)(11) to this Schedule TO.

Subscription Receipt Agreement, dated July 8, 2016, by and between Gran Tierra Energy Inc. and Computershare Trust Company of Canada, filed as Exhibit (d)(12) to this Schedule TO.

Indenture related to the 6.25% Senior Notes due 2025, dated as of February 15, 2018, between Gran Tierra Energy International Holdings Ltd., the Guarantors named therein and U.S. Bank National Association, filed as Exhibit (d)(13) to this Schedule TO.

Amended and Restated 2007 Equity Incentive Plan, filed as Exhibit (d)(14) to this Schedule TO.

Executive Employment Agreement effective May 7, 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Gary Guidry, filed as Exhibit (d)(15) to this Schedule TO.

Executive Employment Agreement effective May 11 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Lawrence West, filed as Exhibit (d)(16) to this Schedule TO.

Executive Employment Agreement effective May 11, 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and James Evans, filed as Exhibit (d)(17) to this Schedule TO.

Executive Employment Agreement effective May 11 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Ryan Ellson, filed as Exhibit (d)(18) to this Schedule TO.

Indenture related to the 7.750% Senior Notes due 2027, dated as of May 23, 2019, among Gran Tierra Energy Inc., the guarantors named therein, and U.S. Bank National Association, filed as Exhibit (d)(19) to this Schedule TO.

Except for the agreements described herein, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between the Company (including any person identified in Item 3 of this Schedule TO) and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Convertible Notes or the shares of common stock underlying the Convertible Notes).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Issuer Bid Circular—Background to the Offer”

“Issuer Bid Circular—Purpose and Effect of the Offer”

(b)	The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Summary”

“Offer to Purchase—Taking Up and Payment for Deposited Convertible Notes”

(c)	The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular—Purpose and Effect of the Offer”

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Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase—The Offer”

“Issuer Bid Circular—Source of Funds”

(b)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Issuer Bid Circular—Source of Funds”

(d)	The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Issuer Bid Circular—Source of Funds”

Item 8.	Interest in Securities of the Subject Company.

(a)	The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Convertible Notes”

(b)	The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Convertible Notes”

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular—Depositary”

“Issuer Bid Circular—Fees and Expenses”

Item 10.	Financial Statements.

(a)	The Company does not believe it is required to include financial information due to the fact that this information is not material because, among other reasons, the consideration offered consists solely of cash, there is no financing condition and the Company is a reporting company.

(b)	The Company does not believe it is required to include pro forma information due to the fact that this information is not material because, among other reasons, the consideration offered consists solely of cash, there is no financing condition and the Company is a reporting company.

Item 11.	Additional Information.

(a)	The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular—Certain Legal Matters; Regulatory Approvals”

(c)	The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular—Additional Information”

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Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase and Issuer Bid Circular, dated June 5, 2019.
(a)(1)(B)*	Letter of Transmittal, dated June 5, 2019.
(a)(5)(A)	Press Release issued by the Company, dated June 4, 2019 (incorporated by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on June 4, 2019).
(d)(1)	Indenture related to the Convertible Notes, dated as of April 6, 2016, between the Company and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on April 6, 2016 (SEC File No. 001-34018)).
(d)(2)*	Agreement between the Company and Arceus Partnership, dated as of June 3, 2019, to tender an aggregate of approximately $4,013,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(3)*	Agreement between the Company and Citadel Equity Fund Ltd., dated as of June 4, 2019, to tender an aggregate of approximately $15,000,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(4)*	Agreement between the Company and Crown Managed Accounts SPC (acting for and on behalf of Crown/Polar Segregated Portfolio), dated as of June 4, 2019, to tender an aggregate of approximately $899,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(5)*	Agreement between the Company and MMCAP International Inc. SPC, dated as of June 4, 2019, to tender an aggregate of approximately $6,350,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(6)*	Agreement between the Company and Polar Multi-Strategy Master Fund, dated as of June 4, 2019, to tender an aggregate of approximately $14,101,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(7)*	Agreement between the Company and Scotia Capital (USA) Inc., dated as of June 4, 2019, to tender an aggregate of approximately $2,035,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(8)*	Agreement between the Company and Verition Canada Master Fund Ltd., dated as of June 3, 2019, to tender an aggregate of approximately $18,837,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(9)	Details of the Goldstrike Special Voting Share (Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-KSB/A for the period ended December 31, 2005, and filed with the SEC on April 21, 2006 (SEC File No. 333-111656)).
(d)(10)	Goldstrike Exchangeable Share Provisions (Incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-KSB/A for the period ended December 31, 2005 and filed with the SEC on April 21, 2006 (SEC File No. 333-111656)).
(d)(11)	Provisions Attaching to the GTE–Solana Exchangeable Shares (Incorporated by reference to Annex E to the Proxy Statement on Schedule 14A filed with the SEC on October 14, 2008 (SEC File No. 001-34018)).
(d)(12)	Subscription Receipt Agreement, dated July 8, 2016, by and between Gran Tierra Energy Inc. and Computershare Trust Company of Canada (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on July 14, 2016 (SEC File No. 001-34018)).
(d)(13)	Indenture related to the 6.25% Senior Notes due 2025, dated as of February 15, 2018, between Gran Tierra Energy International Holdings Ltd., the Guarantors named therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 16, 2018 (SEC File No. 001-34018)).
(d)(14)	Amended and Restated 2007 Equity Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC on August 7, 2012 (SEC File No. 001-34018)).
(d)(15)	Executive Employment Agreement effective May 7, 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Gary Guidry (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2015 (SEC File No. 001-34018)).
(d)(16)	Executive Employment Agreement effective May 11 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Lawrence West (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2015 (SEC File No. 001-34018)).
(d)(17)	Executive Employment Agreement effective May 11, 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and James Evans (Incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2015 (SEC File No. 001-34018)).
(d)(18)	Executive Employment Agreement effective May 11 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Ryan Ellson (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed with the SEC on May 4, 2016 (SEC File No. 001-34018)).
(d)(19)	Indenture related to the 7.750% Senior Notes due 2027, dated as of May 23, 2019, among Gran Tierra Energy Inc., the guarantors named therein, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on May 23, 2019 (SEC File No. 001-34018).
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAN TIERRA ENERGY INC.

By:	/s/ Gary S. Guidry
	Name:	Gary S. Guidry
	Title:	President and Chief Executive Officer

Date: June 5, 2019

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